SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-l

                   Tender Offer Statement Pursuant to Section
                 14(d)(1) of the Securities Exchange Act of 1934
                                (Amendment No. 1)

                              THE ENERGY GROUP PLC
                            (Name of Subject Company)

                               TU ACQUISITIONS PLC
                             TEXAS UTILITIES COMPANY
                                    (Bidders)


                         Ordinary Shares of 10p each and
       American Depositary Shares, each representing Four Ordinary Shares and evidenced by American Depositary Receipts


                         (Title of Class of Securities)

                                   292691 10 2


                      (CUSIP Number of Class of Securities)

                             Peter B. Tinkham, Esq.
                             Texas Utilities Company
                        Secretary and Assistant Treasurer
                                1601 Bryan Street
                               Dallas, Texas 75201
                                 (214) 812-4600


            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on behalf of Bidders)

                                    Copy to:

   Robert A. Wooldridge, Esq.                       Robert J. Reger, Jr., Esq.
    Worsham, Forsythe                               Reid & Priest LLP
   & Wooldridge, L.L.P.                             40 West 57th Street
    1601 Bryan Street                               New York, New York 10019
   Dallas, Texas 75201                                (212) 603-2000
     (214) 979-3000





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                                      14D-1

--------------------------------------------------------------------------------

1.      Name of Reporting Person:
        TU Acquisitions PLC
--------------------------------------------------------------------------------

2.      Check the Appropriate Box if a Member of a Group                  (a)/x/
                                                                          (b)/ /
--------------------------------------------------------------------------------

3.      SEC Use Only
--------------------------------------------------------------------------------

4.      Sources of Funds
        BK
        AF
--------------------------------------------------------------------------------

5.      Check Box if Disclosure of Legal Proceedings
        is Required Pursuant to Items 2(e) or 2(f)                           / /
--------------------------------------------------------------------------------

6.      Citizenship or Place of Organization
        England and Wales
--------------------------------------------------------------------------------

7.      Aggregate Amount Beneficially Owned by Each Reporting
        Person - 114,400,000 ordinary shares
--------------------------------------------------------------------------------

8.      Check Box if the Aggregate Amount in Row (7) Excludes
        Certain Shares                                                       / /
--------------------------------------------------------------------------------

9.      Percent of Class Represented by Amount in Row (7)
        22.0%
--------------------------------------------------------------------------------

10.     Type of Reporting Person
        CO





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                                      14D-1

--------------------------------------------------------------------------------

1.      Name of Reporting Person; I.R.S. Employer
        Identification No.:
        Texas Utilities Company;
        75-2669310
--------------------------------------------------------------------------------

2.      Check the Appropriate Box if a Member of a Group                  (a)/x/
                                                                          (b)/ /
--------------------------------------------------------------------------------

3.      SEC Use Only
--------------------------------------------------------------------------------

4.      Sources of Funds
        BK
--------------------------------------------------------------------------------

5.      Check Box if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(e) or 2(f)                              / /
--------------------------------------------------------------------------------

6.      Citizenship or Place of Organization
        Texas
--------------------------------------------------------------------------------

7.      Aggregate Amount Beneficially Owned by Each Reporting
        Person - 114,400,000 ordinary shares*
--------------------------------------------------------------------------------

8.      Check Box if the Aggregate Amount in Row (7) Excludes
        Certain Shares                                                       / /
--------------------------------------------------------------------------------

9.      Percent of Class Represented by Amount in Row (7)
        21.96%*
--------------------------------------------------------------------------------

10.     Type of Reporting Person
        HC

        * Represents shares owned by TU Acquisitions PLC, an indirect wholly owned subsidiary of Texas Utilities Company




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          Texas Utilities Company, a Texas corporation ("Texas
Utilities"), and TU Acquisitions PLC, a public limited company incorporated in England and Wales and an indirect wholly owned subsidiary of Texas Utilities ("TU Acquisitions"), hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (the "Statement"), originally filed on March 10, 1998, with respect to the offer to purchase all of the outstanding (a) ordinary shares of 10p each ("Energy Group Shares") of The Energy Group PLC, a public limited company organized under the laws of England and Wales ("The Energy Group"), and (b) American Depositary Shares ("Energy Group ADSs") of The Energy Group each representing four Energy Group Shares and evidenced by American Depositary Receipts, as set forth in this Amendment No. 1. Capitalized terms not defined herein have the meanings assigned thereto in the Statement.


Item 6.  Interest in Securities of the Subject Company.
-------  ----------------------------------------------

         (a) and (b). On March 17, 1998, Texas Utilities issued a press release, a copy of which is filed as Exhibit (a)(12) and is incorporated herein by reference. On March 17, 1998, Texas Utilities issued a press release in the United Kingdom, a copy of which is filed as Exhibit (a)(13) and is incorporated herein by reference. The Energy Group Shares purchased by TU Acquisitions on March 3 and 4, 1998, together with the Energy Group Shares purchased by TU Acquisitions on March 17, 1998, represent 21.96% of the Energy Group Shares. All purchases were made by Merrill Lynch on the London Stock Exchange on behalf of TU Acquisitions.


Item 10. Additional Information.
-------  ----------------------

         (f). On March 17, 1998, Texas Utilities issued a press release, a copy of which is filed as Exhibit (a)(12) and is incorporated herein by reference. On March 17, 1998, Texas Utilities issued a press release in the United Kingdom, a copy of which is filed as Exhibit (a)(13) and is incorporated herein by reference.


Item 11. Material to be Filed as Exhibits.

EXHIBIT               DESCRIPTION
-------               -----------


(a)(12)  Text of US press release of Texas Utilities dated March 17, 1998.

(a)(13)  Text of UK press release of Texas Utilities dated March 17, 1998.




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                               SIGNATURE
                               ---------

          After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct. Dated: March 17, 1998



                                         TU ACQUISITIONS PLC


                                         By: /s/ H. Jarrell Gibbs
                                             ------------------------------
                                              Name: H. Jarrell Gibbs
                                              Title: Director


                                         TEXAS UTILITIES COMPANY


                                         By: /s/ Robert S. Shapard
                                             ------------------------------
                                              Name: Robert S. Shapard
                                              Title: Treasurer and
                                                      Assistant Secretary






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                             EXHIBIT INDEX

Item 11. Material to be Filed as Exhibits.
-------  --------------------------------

Exhibit               Description
-------               -----------


(a)(12) Text of US press release of Texas Utilities dated March 17, 1998.

(a)(13) Text of UK press release of Texas Utilities dated March 17, 1998.






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